DODGE & COX FUNDS

PROXY VOTING POLICIES AND PROCEDURES

Revised February 5, 2007

The Dodge & Cox Funds have authorized Dodge & Cox to vote proxies on behalf of the Dodge & Cox Funds pursuant to the following Dodge & Cox Proxy Voting Policies & Procedures. To the extent issues are not covered by the Dodge & Cox Proxy Voting Policies & Procedures, the Dodge & Cox Funds have authorized Dodge & Cox to vote proxies in its absolute discretion after taking into consideration the best interests of the Dodge & Cox Funds and its shareholders.

The following proxy voting policies and procedures (“Policies and Procedures”) have been adopted by Dodge & Cox, a California corporation (“Dodge & Cox”), an investment adviser registered with the U.S. Securities and Exchange Commission (“SEC”) under the Investment Advisers Act of 1940, as amended (“Advisers Act”). Dodge & Cox’s clients include Dodge & Cox Funds (the “Trust”), an investment company registered with the SEC under the Investment Company Act of 1940, as amended (“1940 Act”), consisting of four series (Dodge & Cox Stock Fund, Dodge & Cox International Stock Fund, Dodge & Cox Balanced Fund and Dodge & Cox Income Fund, collectively, the “Funds”) as well as individuals, corporations and pension plans subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).

These Policies and Procedures are adopted to ensure compliance by Dodge & Cox with Rule 206(4)-6 under the Advisers Act, Rule 30b1-4 and Form N-1A under the 1940 Act and other applicable fiduciary obligations under rules and regulations of the SEC and interpretations of its staff. Dodge & Cox follows these Policies and Procedures for each of its clients as required under the Advisers Act and other applicable laws, unless expressly directed by a client in writing to refrain from voting that client’s proxies (or, to the extent permitted by applicable law, to vote in accordance with the client’s proxy voting policies and procedures). To the extent issues are not covered by the Dodge & Cox Proxy Policies and Procedures, Dodge & Cox will vote proxies in its absolute discretion after taking into consideration the best interests of its clients (i.e., the common interest that all clients share in seeing the value of a common investment increase over time. Clients may have differing political or social interests, but their best economic interest is generally uniform.).

GENERAL POLICY

Dodge & Cox maintains a policy of voting proxies in a way which, in Dodge & Cox’s opinion, best serves the interest of its clients in their capacity as shareholders of a company. Dodge & Cox believes that this is consistent with SEC and U.S. Department of Labor guidelines, which state that an investment manager’s primary responsibility as a fiduciary is to vote in the best interest of its clients. As an investment manager, Dodge & Cox is primarily concerned with maximizing the value of its clients’ investment portfolios. Dodge & Cox normally votes in support of company management, but votes against proposals that Dodge & Cox believes would negatively impact the long-term value of its clients’ shares of a company.

In those instances in which Dodge & Cox has been given full discretion with regard to proxies, Dodge & Cox voted and will continue to vote based on its principle of maximizing shareholder value, as described above.

PROXY DECISION-MAKING PROCESS

All proxies are reviewed by Dodge & Cox’s designated Proxy Officer. The Proxy Officer votes the proxies according to these guidelines and consults the Proxy Policy Committee (consisting of the current Proxy Officer, appropriate securities analyst, a subset of the firm’s Investment Policy Committee and International Investment Policy Committee, and a member of the Legal/Compliance Department). The Proxy Committee reviews these guidelines and issues not clearly covered by these guidelines and decides on an appropriate policy or recommends further review by the entire Investment Policy Committee (or, if the security which entitles Dodge & Cox to vote is held by the International Stock Fund, the International Investment Policy Committee).

To assist Dodge & Cox with its research and decision-making process and to help Dodge & Cox stay abreast of current issues, it has retained the services of an outside proxy administrator to administer proxy voting and reporting for Dodge & Cox’s clients. Dodge & Cox votes each proxy while the proxy administrator ensures that the decisions are implemented for each client. Additionally, Dodge & Cox has retained the services of an outside proxy research firm to provide Dodge & Cox with research relating to proxy issues and to make proxy voting recommendations. The Proxy Officer is responsible for: (i) voting the proxies of clients subject to these Policies and Procedures; (ii) overseeing the outside proxy administrator; (iii) implementing these Policies and Procedures; (iv) consulting with analysts for the relevant portfolio security (and the Proxy Policy Committee if necessary); and (v) maintaining proxy voting records.

PRACTICAL LIMITATIONS RELATING TO PROXY VOTING

While Dodge & Cox uses its best efforts to vote proxies, in certain circumstances it may be impractical or impossible for Dodge & Cox to vote proxies (e.g., limited value or unjustifiable costs). Such circumstances include when a client has loaned securities to a third party and is unable to recall the securities in sufficient time to vote the proxies by the required deadline. Additionally, Dodge & Cox may not be able to vote proxies in connection with certain holdings of foreign securities if Dodge & Cox does not receive the proxy statement in time to vote the proxies or is unable to meet the requirements necessary to vote the securities (e.g., shareblocking, limited value, unjustifiable costs, custodial processing delays or securities on loan).

PROXY VOTING GUIDELINES

PLEASE NOTE: The examples below are provided to give a general indication as to how Dodge & Cox will vote proxies on certain issues. However, these examples do not address all potential voting issues or the intricacies that may surround individual proxy votes, and for that reason, actual proxy votes may differ from the guidelines presented here. It is also important to note that the proxy voting policies described herein may at times be inconsistent with our investment decisions.

I.	Routine Business

A.	Approval of Auditors (unless a change is not satisfactorily explained) and Compensation in Line with Prevailing Practice.

B.	Change Date and Place of Annual Meeting (if not associated with a takeover).

C.	Change in Company Name.

D.	Approval of Financial Statements (foreign companies).

E.	Payment or Distribution of Dividends (foreign companies).

F.	Other Business (domestic companies).

Dodge & Cox considers the reputation, experience, and competence of a company’s management and Board when it researches and evaluates the merits of investing in a particular security. In general, Dodge & Cox has confidence in the abilities and motives of the Board and management of the companies in which Dodge & Cox invests and typically will vote in accordance with them on the above referenced and other routine issues.

II.	Capitalization/Reorganization

A.	Issuance of Securities to Meet Ongoing Corporate Needs.

B.	Approve Stock Split.

C.	Share Repurchase Authorization.

D.	Cancel Treasury Shares (in connection with a Share Repurchase Program).

Dodge & Cox considers the reputation, experience, and competence of a company’s management and Board when it researches and evaluates the merits of investing in a particular security. In general, Dodge & Cox has confidence in the abilities and motives of the Board and management of the companies in which Dodge & Cox invests and typically will vote in accordance with them on the above referenced and similar issues.

E.	Issuance of Blank Check Preferred.

Dodge & Cox supports management’s ability to raise capital to meet ongoing business needs. However, the ability to issue large blocks of securities for any purpose without shareholder approval can be detrimental to shareholder value. A company can issue and place large blocks of stock in "friendly" hands to thwart or deter an unwanted takeover. Dodge & Cox typically supports provisions where a company expressly states that the securities would not be used as a takeover defense nor carry special voting rights.

F.	Reincorporation.

Dodge & Cox generally supports management’s decision to reincorporate in another location for reasons other than to prevent takeover attempts.

III.	Compensation

A.	Compensation, Stock Option, Employee Stock Purchase Plans and Savings Plans.

Dodge & Cox typically supports measures which enable companies to attract and retain key employees and directors. Dodge & Cox reviews each compensation plan to evaluate whether the plan overly dilutes shareholder value. Dodge & Cox uses an independent proxy administrator which provides research on proxy issues as a source to help determine the dilutive effects of each plan. Dodge & Cox favors plans which reward long-term performance and align management and shareholders’ interests.

B.	Golden Parachutes.

Provisions for “golden parachutes” are evaluated on a case-by-case basis. Dodge & Cox would generally support golden parachutes where it believes that they would enable the company to attract and retain key executives. However, Dodge & Cox would normally vote against golden parachutes where the payment is particularly onerous and, therefore, deters a takeover, and/or does not align management’s interests with those of the shareholders’.

C.	Expensing Options.

The Financial Accounting Standards Board now requires U.S. public companies to expense options. For international companies, Dodge & Cox will generally support proposals establishing a policy of expensing the costs of all stock options issued by a company in the company’s annual income statement. Dodge & Cox believes that the lack of option expensing may be a factor in encouraging excessive use of options in a company’s compensation plans and that unexpensed options can obscure and understate the cost of executive compensation.

D.	Claw-Back of Payments Under Restatement.

In evaluating claw-back shareholder proposals, Dodge & Cox will consider if the company has a history of negative material restatements and/or if the company has already adopted a formal claw-back policy. While Dodge & Cox would typically vote against shareholder proposals requesting that companies adopt a policy that seek to recoup bonuses/awards in the event of a significant negative restatement of financial results, each proposal will be reviewed on a case-by-case basis.

E.	Advisory Votes on Compensation.

Dodge & Cox typically supports management’s discretion to set compensation for executive officers, and an advisory vote could potentially be disruptive and undermine the finality of compensation arrangements. Therefore, Dodge & Cox will typically vote against shareholder proposals that require management to adopt an advisory vote for compensation practices.

IV.	Board Related

A.	Election of Directors in Uncontested Elections.

B.	Indemnification of Officers and Directors in Line with Prevailing Practice.

Dodge & Cox considers the reputation, experience, and competence of a company’s management and Board when it researches and evaluates the merits of investing in a particular security. In general, Dodge & Cox has confidence in the abilities and motives of the Board and management of the companies in which Dodge & Cox invests and typically will vote in accordance with them on the above issues, however, when reviewing foreign indemnification proposals, Dodge & Cox will consider using Delaware law as a benchmark for evaluating appropriate levels of indemnification for officers and directors.

C.	Board Structure.

There is no optimal size or composition of inside and outside directors that fits every company. Dodge & Cox considers the composition, reputation and experience of a company’s Board in the process of reviewing the merits of investing in a particular company’s shares. Dodge & Cox prefers that the number of directors be fixed and cannot be altered without shareholder approval; allowing management to increase or decrease the size of the Board can be used as an anti-takeover defense. Dodge & Cox also prefers that companies have a majority of independent directors and for companies to have compensation and audit committees composed entirely of independent directors.

D.	Independent Chairman (Separate Chairman / Chief Executive Officer).

Dodge & Cox considers the reputation, experience, and competence of a company’s management and Board when it researches and evaluates the merits of investing in a particular security. Directors and management of companies are in the best position to determine an efficient, functional structure for the board of directors and splitting the positions of Chief Executive Officer and Chairman may not be in the best interests of the company or its’ shareholders. Dodge & Cox typically will vote in accordance with company management on the above issues.

E.	Directors’ Term in Office / Length of Service / Mandatory Retirement Age.

Dodge & Cox generally believes that any restrictions on a director’s tenure, such as a mandatory retirement age or length of service limits, could harm shareholder interests by forcing experienced and knowledgeable directors off the Board. Rather than impose restrictions on a director’s tenure, Dodge & Cox believes that shareholders gain much more by retaining the ability to evaluate and cast their vote on all director nominees each year.

F.	Shareholders’ Ability to Remove and Approve Directors.

Dodge & Cox believes that fair and democratic access to the Board is an important factor in increasing the accountability of the Board of Directors to shareholders. Thus, Dodge & Cox would support proposals whereby nominations of directors by a stockholder would be included in the proxy statement and ballot. Dodge & Cox would vote against proposals restricting the shareholders’ ability to remove a director, as it could serve to entrench management. Dodge & Cox does not support proposals giving continuing directors the right to fill vacant Board seats without shareholder approval.

G.	Majority of Votes to Elect Directors.

Dodge & Cox does not support requiring a majority of votes for the election of directors. Such proposals go beyond what is typically required under state law, which typically provides for the election of directors by a plurality of votes. Dodge & Cox believes that the potential costs and uncertainty that may result in requiring a majority of votes is not in the best interests of shareholders. Dodge & Cox considers the competence of a company’s management and Board when it researches and evaluates the merits of investing in a particular security.

H.	Classified Boards / Annual Elections.

Dodge & Cox does not support classified Boards because this makes a change in Board control more difficult to effect, and hence may reduce the accountability of the Board to shareholders.

I.	Cumulative Voting.

Dodge & Cox takes the position that significant minority shareholders should have the opportunity to be represented on the Board of Directors. Such representation is made possible by a policy supporting cumulative voting.

J.	Directors Required to Own Specified Amount of Company Stock.

Dodge & Cox typically does not support proposals requiring directors to own a specific amount of a company’s shares, as it could prove onerous to qualified individuals who could otherwise contribute significantly to the company.

K.	Include Shareholders’ Nominations of Directors in Proxy.

Dodge & Cox supports including shareholders’ nominations of directors in the proxy statement and ballot as it serves to increase the accountability of the Board to shareholders. Dodge & Cox believes that fair and democratic access to the Board is an important part of increasing accountability.

L.	Retirement Benefits for Non-Employee Directors.

Dodge & Cox typically does not support shareholder proposals which seek to eliminate retirement benefits for non-employee directors. Dodge & Cox believes such proposals could hinder companies from attracting and retaining qualified Board members.

M.	Director Compensation.

Dodge & Cox typically does not support shareholder proposals which seek to pay directors partially or solely in stock. Dodge & Cox believes that the Compensation Committee or full Board is best qualified to design compensation packages which will attract, motivate and retain capable directors.

V.	Anti-Takeover/Business Combinations

Generally, Dodge & Cox does not support those provisions which Dodge & Cox believes negatively impact the value of the shares by deterring an unwanted tender or takeover offer. Toward that end, Dodge & Cox generally supports the right of shareholders to vote on issues pertaining to business combinations, restructurings, and changes in capitalization. Dodge & Cox does, however, support those policies that grant management time in which to respond to an unsolicited offer and which discourage two-tier offers.

A.	Opt Out of State Law Business Combination Provisions.

Dodge & Cox generally supports shareholder proposals to "opt-out" of certain state laws designed to deter unwanted takeovers. The corporation can continue to receive the many benefits of incorporation in a particular state, while the "opt-out" removes anti-takeover provisions that may detract from shareholder value.

B.	Fair Price.

While Dodge & Cox would support a Fair Price provision concerned only with preventing two-tier offers, many also give the Board sole discretion in determining the "fair price" of its securities. This determination can be overridden only by a supermajority vote of the shareholders. Dodge & Cox believes that this is in conflict with Dodge & Cox’s policy of preserving shareholder value.

C.	Supermajority.

Dodge & Cox does not support supermajority voting provisions. By vesting a minority with veto power over shareholder decisions, a supermajority provision could deter tender offers and hence adversely affect shareholder value.

D.	Shareholder Rights Proposals / Poison Pills.

Generally, Dodge & Cox supports management’s decision to implement shareholder’s rights programs because they do not seem to deter or prevent takeovers, but instead provide the Board time to pursue alternatives often resulting in better value for shareholders. Dodge & Cox generally supports shareholder proposals requesting that the company submit existing or future shareholder’s rights programs to a shareholder vote. In considering proposals to ratify shareholder’s rights programs, Dodge & Cox will generally consider the following criteria, among other factors:

•	20% or higher flip-in or flip-over

•	Two-to three-year sunset provision

•	No dead-hand, slow-hand, no-hand or similar features

•

Shareholder redemption feature—if the board refuses to redeem the pill 90 days after an offer is announced, ten percent of the shares may call a special meeting or seek a written consent to vote on rescinding the pill.

E.	Greenmail.

Dodge & Cox does not support the payment of "greenmail", the situation in which a potential bidder is paid a premium as a condition of not pursuing a takeover of or restructuring of the company, since one shareholder profits at the expense of the others.

F.	Mergers, Acquisitions and Spin-offs.

Dodge & Cox considers each proposal concerning a merger, acquisition or spin-off on a case-by-case basis. Dodge & Cox will generally support these types of corporate restructurings where it believes that they would maximize long-term shareholder value. When Dodge & Cox is in favor of a merger, acquisition or spin-off, Dodge & Cox will typically support a proposal to adjourn the meeting when votes for a merger or acquisition are insufficient, as this gives management additional opportunities to present shareholders with information about its proposals.

G.	Amend Bylaws Without Shareholder Consent.

Dodge & Cox generally opposes proposals giving the Board of Directors exclusive authority to amend the bylaws of the company without seeking shareholder consent.

VI.	Shareholders Rights

A.	Confidential Voting.

Since there exists the possibility that certain shareholders may be subject to undue pressure to vote in favor of management, Dodge & Cox believes that the voting process is better served by confidentiality.

B.	Right to Call Meetings.

Dodge & Cox generally opposes proposals seeking to limit the ability of shareholders to call special meetings and vote on issues outside of the company’s annual meeting. Limiting the forum in which shareholders are able to vote on proposals could adversely affect shareholder value.

C.	Shareholder Action by Written Consent.

Dodge & Cox supports the right of shareholders to take action by written consent because it facilitates broader corporate governance.

D.	Supermajority.

Dodge & Cox does not support supermajority voting provisions with respect to corporate governance issues. By vesting a minority with veto power over shareholder decisions, a supermajority provision could deter tender offers and hence adversely affect shareholder value.

E.	Omission of "Irrelevant" Proxy Issues.

Dodge & Cox has made it a policy not to get involved in determining what is appropriate for a company to include or exclude in its proxy statements, as there are very specific rules laid out by the SEC governing this issue. Dodge & Cox considers the proxy process to be a very important part of corporate governance, and would consider any effort to limit this shareholder forum as an effort to reduce the accountability of management. Dodge & Cox defers to the SEC rules on this matter.

F.	One Share, One Vote.

Dodge & Cox is generally opposed to dual-class capitalization structures that provide disparate voting rights to different groups of shareholders with similar economic investments. As such, all things equal, Dodge & Cox will generally oppose the creation of separate classes with different voting rights, and will typically support the dissolution of such classes in cases where controlling interest significantly outweighs economic interest. However, for an existing dual class structure, Dodge & Cox may consider management’s record with respect to management and governance on a case-by-case basis.

VII.	Social/Environmental (representative issues)

Consumer/Health/Social	Environment and Energy	General Corporate Issues	Labor Standards and Human Rights	Military	Workplace Diversity
Animal Rights and Testing	Environment/ CERES Principles	Charitable/Political Contributions	Myanmar	Sales of Firearms	Board Diversity
Drug pricing	Nuclear Power/Waste Disposal	Link Executive Compensation to Social Performance	China		Sexual Orientation
Genetically modified food	Renewable energy		Ireland/ MacBride Principles
Sales of Tobacco	Global Warming		Labor Standards and Human Rights
Israel/Palestine	Sustainability Report		International Codes of Conduct/Vendor Standards
Mexico/Maquiladora
Debt to Certain Nations
Reproductive Rights
HIV/AIDS
Predatory Lending
Job Loss/Relocation

Dodge & Cox generally supports management’s decisions regarding the company’s day-to-day business operations so long as the company is complying with applicable laws and regulations. Dodge & Cox is focused on maximizing long-term shareholder value and will typically vote against shareholder proposals regarding social/human rights, economic, and health/environmental issues unless there is a demonstrable positive economic impact on the corporation.

VIII.	Mutual Fund Proxies

Election of Trustees/Directors.

In general, Dodge & Cox has confidence in the abilities and motives of the Board of the mutual funds in which Dodge & Cox invests and typically will vote in support of the proposed nominees in uncontested elections.

Investment Advisory Agreement.

We vote on investment advisory agreements on a case-by-case basis.

Fundamental Investment Restrictions.

We vote on amendments to a fund’s fundamental investment restrictions on a case-by-case basis.

Distribution Agreements.

We vote on distribution agreements on a case-by-case basis.

CONFLICTS OF INTEREST

Dodge & Cox is sensitive to conflicts of interest that may arise in the proxy decision making process. For example, conflicts of interest may arise when: (i) proxy votes regarding non-routine matters are solicited by an issuer who has an institutional separate account relationship with Dodge & Cox; (ii) a proponent of a proxy proposal has a business relationship with Dodge & Cox (e.g., an employee group for which Dodge & Cox manages money); (iii) Dodge & Cox has business relationships with participants in proxy contests, corporate directors or director candidates; or (iv) a Dodge & Cox employee has a personal interest in the outcome of a particular matter before shareholders (e.g., a Dodge & Cox executive has a relative who serves as a director of a company). Dodge & Cox is committed to resolving all such and similar conflicts in its clients’ best interests. Dodge & Cox has developed these Policies and Procedures to serve the best interests of its clients, and accordingly, will generally vote pursuant to these Policies and Procedures when conflicts of interest arise. When there are proxy voting proposals, however, that give rise to conflicts of interest and are not addressed by these Policies and Procedures, the Proxy Policy Committee will consult Dodge & Cox’s Compliance Officer and senior management. The Proxy Policy Committee, Compliance Officer and senior management will consult with an independent consultant or outside counsel to resolve material conflicts of interest. Possible resolutions of such conflicts may include: (i) voting in accordance with the guidance of an independent consultant or outside counsel; (ii) erecting information barriers around the person or persons making voting decisions; (iii) designating a person or committee to vote that has no knowledge of any relationship between Dodge & Cox and the issuer, its officers or directors, director candidates, or proxy proponents; (iv) voting in proportion to other shareholders; or (v) voting in other ways that are consistent with Dodge & Cox’s obligation to vote in its clients’ best interests.

PROXY VOTING RECORDKEEPING

Dodge & Cox maintains records of the following items: (i) these Policies and Procedures; (ii) proxy statements received regarding client securities (unless such statements are available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system); (iii) records of votes Dodge & Cox cast on behalf of clients, which may be maintained by a third party service provider if the service provider undertakes to provide copies of those records promptly upon request; (iv) records of written requests for proxy voting information and Dodge & Cox’s response to such request (whether a client’s request was oral or in writing); and (v) any documents prepared by Dodge & Cox that were material to making a decision how to vote, or that memorialized the basis for the decision. Additionally, Dodge & Cox will maintain any documentation related to an identified material conflict of interest.

Dodge & Cox or its agent will maintain these records in an easily accessible place for at least five years from the end of the fiscal year during which the last entry was made on such record. For the first two years, Dodge & Cox or its agent will store such records at its principle office.

REVIEW OF POLICIES AND PROCEDURES

These Policies and Procedures will be subject to periodic review as deemed appropriate by Dodge & Cox.

HOW TO OBTAIN DODGE & COX FUNDS PROXY VOTING RECORD

Information regarding how Dodge & Cox, on behalf of the Dodge & Cox Funds, voted proxies relating to the Dodge & Cox Funds’ portfolio securities for the 12 months ending June 30 is available on the Dodge & Cox Funds website at www.dodgeandcox.com and on the SEC’s website at http://www.sec.gov.